Exhibit 99(a)(1)

[GRAPHIC_LOGO]	[GRAPHIC_LOGO]

News release...

Date: 12 July 2007
Ref: PR532g

Rio Tinto makes a recommended all cash offer for Alcan

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  Cash offer price of US$101 per common share values Alcan at US$38.1 billion.

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  Excellent fit with Rio Tinto's overall asset portfolio, strategy and value focus.

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  Creation of a new global leader in the aluminium industry to be called Rio Tinto Alcan.

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  Alcan's board of directors unanimously recommends acceptance of the offer and states that Rio Tinto's proposal fully meets the requirements of the Continuity Agreement.

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  Global headquarters of Rio Tinto Alcan to be in Montréal, led by current Alcan chief executive Dick Evans.

  •
  Rio Tinto and Alcan agree to divest Alcan Packaging business.

Montréal, Melbourne and London (12 July 2007) – Rio Tinto and Alcan today announced they have reached an agreement for Rio Tinto to make an offer to acquire all of Alcan's outstanding common shares for US$101 per common share in a recommended, all cash transaction. The offer represents a total equity consideration for Alcan of approximately US$38.1 billion.

The offer represents a premium of 65.5 per cent to Alcan's all time high closing share price of US$61.03 on 4 May 2007 prior to the Alcoa offer. It also represents a premium of 32.8 per cent to the value of Alcoa's current offer of US$76.03, based on Alcoa's closing share price on 11 July 2007.

The combined aluminium product group, to be named Rio Tinto Alcan, will be a new global leader in the aluminium industry with large, long life, low cost assets worldwide. The combined Group's access to significant bauxite reserves, competitive alumina refining, low cost hydro power, leading smelter technology, and a deep and diverse talent pool provides an excellent position to capitalise on the favourable demand fundamentals of the aluminium industry. Rio Tinto Alcan will also have a strong portfolio of growth projects.

Commenting on the offer, Rio Tinto Chairman Paul Skinner said: "This transaction combines two leading and complementary aluminium businesses, and is a further step in Rio Tinto's strategy of creating shareholder value through investing in high quality, large scale, low cost and long life assets in attractive sectors.

Cont.../

Rio Tinto plc 6 St James's Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

We believe that Alcan, with its proven operating expertise and unique set of competitively positioned aluminium assets and power sources, will be an excellent complement to our existing diversified portfolio. It also adds to our significant presence in Québec and Canada, where we have long standing operations in QIT-Fer et Titane, Iron Ore Company of Canada and Diavik Diamond Mines. We are very pleased that the enlarged aluminium product group, Rio Tinto Alcan, will be headquartered in Montréal and led by the current Alcan chief executive officer, Dick Evans."

Commenting on the attractiveness of the offer to Alcan shareholders, Québec and Canada, Alcan Chairman Yves Fortier said: "The agreed transaction with Rio Tinto is the outcome of a rigorous and thorough process conducted by the Alcan board. It achieves all of our stated goals, providing clearly superior value to Alcan shareholders while remaining true to our core values and obligations as responsible corporate citizens. In addition to a very attractive all cash premium, this transaction offers Alcan shareholders the certainty of a clear path to completion given our relatively limited operational overlap and a commitment by both parties to an expeditious close. Importantly, Rio Tinto has agreed to meet Alcan's existing business and social commitments to Québec and Canada and the Alcan board has therefore determined that the offer meets the terms of our Continuity Agreement with the Government of Québec."

Tom Albanese, Rio Tinto chief executive, stated: "This transaction will enable Rio Tinto's shareholders to benefit from the quality of Alcan's organisation and asset portfolio, the favourable demand fundamentals of the aluminium sector and the synergies and enhanced development opportunities which the combination of our businesses will deliver. The acquisition will be value enhancing to shareholders, and we expect it to be earnings and cash flow per share accretive to Rio Tinto in the first full year. Rio Tinto intends to retain its focus on mining and metals activities by the divestment of Alcan's Packaging division, as jointly agreed with Alcan. The Engineered Products division will be retained with a focus on managing the portfolio for optimum value."

Dick Evans, Alcan's president and chief executive officer, commented, "With an attractive cost position bolstered by a strong technology portfolio, complementary refining and smelting assets, and a strong growth pipeline, the combination of Rio Tinto and Alcan will create a new global leader in the aluminium industry. We are pleased to have achieved this outstanding result for Alcan's shareholders while being able to offer compelling opportunities for our employees as part of an extremely strong, diversified global organisation with an expanded presence in Montréal. Alcan Packaging will have better opportunities for development and success following its divestiture and we will ensure a smooth transition for all involved. As we move ahead together, we will remain true to our shared values, including commitments to the environment, health, safety and sustainability, and our focus on creating value. I am personally delighted and excited by the opportunity of leading the new larger aluminium group, Rio Tinto Alcan."

Excellent fit with Rio Tinto's portfolio, strategy and value focus

Alcan has a high quality upstream asset portfolio with a sustainable low cost position through its excellent access to long life hydro power. In addition, the Alcan technology and hydro assets complement Rio Tinto's existing energy and climate change strategy, which is to position the Group for a future in which carbon emissions will be constrained.

The transaction is expected to create a new global aluminium industry leader in bauxite, alumina, power, aluminium and technology – with a strong pipeline of attractive growth projects for the future. Rio Tinto Alcan would be the largest global producer of aluminium and bauxite, based on current production, with a defined pathway through the commissioning of Gove and the committed expansion of Yarwun to becoming the largest producer of alumina.

The acquisition of Alcan will position Rio Tinto to capitalise on the strong demand fundamentals of the aluminium sector. The attractive physical properties of aluminium have ensured its use in a wide range of applications at all stages of economic development, including construction and infrastructure development, transportation, and consumer goods and packaging.

The offer is value enhancing to Rio Tinto shareholders based on Rio Tinto's rigorous project evaluation criteria. Rio Tinto expects the acquisition to be earnings and cash flow per share accretive to Rio Tinto in the first full year of consolidation.

Overall anticipated post tax synergies from the transaction are expected to be around $600 million per year. The combination of the two companies' existing assets offers attractive opportunities to consolidate ownership and achieve capital and operational efficiencies.

The geographical profile of the combined businesses will provide an enhanced platform to exploit future global growth opportunities.

The increased overall size of Rio Tinto following the transaction will provide the opportunity for a strategic review of all Rio Tinto assets focusing on those which lack the long term competitive position to belong in the larger Group.

Operations in Québec/Canada

Rio Tinto has been an investor in Québec and Canada for decades and currently has significant business activities in the Province of Québec (including QIT-Fer et Titane and Iron Ore Company of Canada), and the Northwest Territories (Diavik Diamond Mines). In 2006, these assets generated revenues of US$2.3 billion (representing nine per cent of Rio Tinto's gross revenues) and paid taxes of US$409 million (representing 11 per cent of total taxes paid by Rio Tinto). In 2006, Rio Tinto employed approximately 4,300 people in Canada, with a significant number located in Québec.

Rio Tinto is committed to growing the combined Rio Tinto and Alcan presence in Canada, particularly in the Provinces of Québec and British Columbia. In addition to headquartering the combined aluminium product group in Montréal, Rio Tinto will maintain the product group's aluminium smelting technology research and development headquarters in Québec. This will involve the relocation of Rio Tinto Aluminium's existing smelting technology unit to Québec.

In addition, Rio Tinto intends to locate one of its regional shared service hubs in Montréal to support its enlarged asset base and operations in Canada.

Operations in Australia

Rio Tinto recognises Australia's strengths in bauxite extraction and alumina refinery operations and project development. It is committed to leveraging those strengths by locating the combined global Bauxite and Alumina business and associated research and development activities in Queensland. As Rio Tinto and Alcan's assets in Australia are largely complementary, it is expected that the merger and integration will provide opportunities for cost synergies and revenue enhancement as a result of expansion of Australian output.

Rio Tinto has a significant programme of capacity growth in place following the recent announcement of the expansion at Rio Tinto's Yarwun alumina refinery, and the ongoing bauxite capacity expansion at Weipa.

Operations in France

Rio Tinto has had operations in France since the 1960s, and maintains a research and development facility for its Diamonds and Minerals product group in Toulouse. Rio Tinto recognises Alcan's extensive presence in France as well as France's long history of expertise in research and development in aluminium technology. Rio Tinto is committed to building upon Alcan's research and development capabilities in France, including advanced smelter technology programmes, currently under development by Rio Tinto Aluminium.

Common cultures

Rio Tinto and Alcan share demonstrated common values, including a strong commitment to the principles of sustainable development, including health and safety of employees, excellence in environmental stewardship and positive engagement with local communities. Accordingly, Rio Tinto is committed to creating the Rio Tinto Alcan foundation in Canada, which will have an endowment of C$200 million built-up over a five year period. It will replace Alcan's existing practice of donating one per cent of pre-tax profits to community, educational, cultural and charitable commitments.

Governance, management and employees

Rio Tinto holds Alcan's organisation in high regard and the current Alcan executive team will play a role in both the combined aluminium business and the enlarged Rio Tinto Group. The current Alcan chief executive officer, Dick Evans, will become chief executive of the combined aluminium product group, Rio Tinto Alcan, based in Montréal and will report directly to Rio Tinto's chief executive, Tom Albanese. Alcan employees will benefit from opportunities within the enlarged Rio Tinto Group, including a stronger and more strategically positioned upstream aluminium business. Key positions in Rio Tinto Alcan will be filled by people from both organisations. The combination of the two organisations will afford Alcan and Rio Tinto employees unparalleled opportunities to develop their careers.

Rio Tinto will add three new members to its board: two non-executive members of the Alcan board and Dick Evans as chief executive of the aluminium product group. The size of the board will therefore increase on closing from 13 to 16.

Rio Tinto intends to pursue the basis for a secondary listing of Rio Tinto plc shares on the Toronto Stock Exchange.

Rio Tinto plans to establish a Canada Forum comprising the chairman, chief executive, Canadian non-executive directors, other Canadian advisers and senior executives based in Canada, including the chief executive of Rio Tinto Alcan, to advise its board on Canadian economic, political and social issues. This will be modelled on Rio Tinto's comparable Australia Forum.

Given the increased importance of France in Rio Tinto's portfolio which will result from this transaction, Rio Tinto intends to appoint a suitably qualified adviser from Alcan's existing group of non-executive directors to assist in relation to business developments in France.

Board of Alcan recommendation

The board of Alcan, after consulting with its financial and legal advisors and the Strategic Committee of directors, has unanimously recommended that Alcan shareholders should accept the offer. Morgan Stanley, acting as lead financial advisor to the board of Alcan, has provided a written opinion to the board of Alcan that the offer is fair, from a financial point of view, to Alcan shareholders.

Support agreement

The support agreement between Rio Tinto and Alcan provides for a break fee of US$1,049 million payable by Alcan to Rio Tinto in certain circumstances, and of a break fee payable by Rio Tinto to Alcan in certain circumstances equal to the lesser of US$1,049 million and one per cent of the market capitalisation of Rio Tinto on the date such payment becomes due. Separately, Rio Tinto or Alcan may become liable to pay expense reimbursement of US$200 million to the other party in certain circumstances. In addition, the agreement contains, among other things, customary terms and conditions for an agreement of this nature, including a non-solicitation provision, the right of notification should Alcan receive a third party proposal and the right to match any proposal which the board of Alcan deems superior.

Continuity agreement

A special feature of the proposed transaction is Alcan's obligations under the Continuity Agreement with the Québec Government.

The Continuity Agreement was signed in 2006 when Alcan, the Government of Québec and Hydro Québec agreed upon investments, loans, and further water and power rights. Alcan then made an undertaking that it would maintain its head office and principal place of business in Québec and that it would ensure that, in the event of a change of control, the acquirer would maintain the same level and quality of commitments in Québec to socio-economic programmes and to regional development as then existed at Alcan.

In such eventuality, a potential acquirer needs to demonstrate that, as a result of the proposed transaction, there is no reasonable basis to believe that there will be either a diminishment of Alcan's commitment to the economy and society of Québec or a direct or indirect negative impact on the economy and society of Québec.

Rio Tinto has given assurances, evidence and commitments to the board of Alcan and the Government of Québec that Rio Tinto Alcan will maintain its head office and principal place of business in Québec together with the same level and quality of commitments as now exist at Alcan.

Rio Tinto has demonstrated to the satisfaction of the board of Alcan that the requirements of the Continuity Agreement have been met and is notifying the Government of Québec accordingly.

About the offer

Rio Tinto expects to file the offer and takeover bid circular containing the full terms, conditions and other details of the offer with the Canadian Securities regulatory authorities and the Securities and Exchange Commission of the United States on or about 23 July 2007.

The offer is subject to a number of conditions including valid acceptances of not less than 66 2/3 per cent of Alcan shares on a fully diluted basis and the approval of Rio Tinto shareholders. The board of Rio Tinto has approved the transaction and has undertaken to recommend the transaction to its shareholders, at the time of mailing the shareholders circular. The offer will also be subject to certain customary conditions including receipt of necessary regulatory and antitrust approvals, including in the United States, Canada, the European Union and Australia, and the absence of material adverse changes or effects. The offer is expected to close in the fourth quarter of 2007.

The offer will be made to holders in France of shares admitted to trading on Euronext-Paris.

An announcement including the main information relating to Rio Tinto's offer documents will be prepared and released pursuant to article 231-24 of the AMF General Regulation and will contain information relating to how and the time period within which Alcan shareholders residing in France can accept this offer.

The offer will be made to holders in Belgium of Alcan shares and/or certificates admitted to trading on Euronext-Brussels (the "IDRs"). A Belgian supplement, addressing issues specific to holders of shares and/or IDRs in Belgium (the "Belgian Supplement") is expected to be approved by the Belgian Banking, Finance and Insurance Commission. Once such approval has been obtained, the offer and takeover bid circular can be made available in Belgium to holders of shares and/or IDRs together with the Belgian Supplement.

Financing

The acquisition of Alcan will be financed by Rio Tinto through newly committed bank facilities underwritten by The Royal Bank of Scotland, Deutsche Bank, Credit Suisse, and Société Générale. The offer will not be conditional on financing. Rio Tinto's goal is to maintain a single A rating. The commitment to a progressive dividend policy will be maintained. The existing Rio Tinto buyback programme will be discontinued.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

The Group's objective is to maximise the overall long term return to shareholders through a strategy of investing in large, cost competitive mines, driven by the quality of each opportunity, not the choice of commodity.

Wherever Rio Tinto operates, the health and safety of its employees is the first priority. The Group seeks to contribute to sustainable development. It works as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.

About Alcan

Alcan Inc. is a leading global materials company, delivering high quality products, engineered solutions and services worldwide. With operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminium fabrication, engineered solutions as well as flexible and specialty packaging, and with world class technology, Alcan is well positioned to meet and exceed its customers' needs. Alcan is represented by 68,000 employees, including its joint ventures, in 61 countries and regions.

For the year ended 31 December 2006, Alcan had audited consolidated revenues of US$23,641 million (2005: US$20,320 million), and profit before taxation of US$2,373 million (2005: US$323 million). Alcan had audited gross assets as at 31 December 2006 of US$28,939 million. The Alcan financial information presented above has been extracted without material amendment from published financial reports prepared under US GAAP.

Advisers and counsel

Deutsche Bank along with CIBC World Markets have acted as principal advisers to Rio Tinto on the transaction. Rio Tinto has also taken some advice from Credit Suisse and Rothschild. Rio Tinto's legal advisers are Linklaters LLP and McCarthy Tétrault LLP.

Alcan is being advised by Morgan Stanley, JP Morgan, UBS and RBC Capital Markets, and legal counsel are Ogilvy Renault LLP and Sullivan & Cromwell LLP.

Webcast details

There will be a presentation for analysts and investors in UK/Europe/Australia at 10.00 BST which will be webcast live on Rio Tinto's website at www.riotinto.com.

There will also be a presentation for analysts and investors in North America at 15.30 BST / 10.30 EST which will be webcast live on Rio Tinto's website at www.riotinto.com.

Contacts

Rio Tinto

Media Relations

London	Australia
Nick Cobban Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003	Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Christina Mills Office: +44 (0) 20 8080 1306

France	Canada/ USA
Tara Hopkins +33 1 41 05 44 57	Louie Cononelos Office: +1 514 239 4207 Mobile: +1 801 573 6737

Investor Relations

London	Australia
Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365	Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309

David Ovington Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7920 010978	Susie Creswell Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 418 933 792

Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Alcan

Media contact

Anik Michaud
Office: +1 514 848 8151
Media.relations@alcan.com

Investor contact

Ulf Quellmann
Office: +1 514 848 8368
Investor.relations@alcan.com

Additional information

IMPORTANT INFORMATION:

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting exclusively for Rio Tinto plc and no one else in connection with the Alcan acquisition and will not be responsible to anyone other than Rio Tinto plc for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Alcan acquisition and/or any other matter referred to in this announcement.

CIBC World Markets Inc. is acting exclusively for Rio Tinto in connection with the Alcan acquisition and will not be responsible to anyone other than Rio Tinto for providing advice in relation to the Alcan acquisition and/ or any other matter referred to in this announcement. CIBC World markets plc, an affiliate of CIBC World Markets Inc., is authorised and regulated by the Financial Services Authority of the United Kingdom.

The offer to purchase all of the issued and outstanding common shares of Alcan (the "Offer") is being made by RT Canada Acquisition Corp. (the "Offeror"), a wholly-owned indirect subsidiary of Rio Tinto.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular to be delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the "SEC") and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, Rio Tinto will be filing with the Canadian securities regulatory authorities and the SEC an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Alcan is expected to file a directors' circular with respect to the Offer. Rio Tinto will also file with the SEC a Tender Offer statement on Schedule TO (the "Schedule TO") and Alcan is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto's website, www.riotinto.com

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Rio Tinto may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

Forward looking statements

This announcement contains statements which constitute "forward-looking statements" about Rio Tinto and Alcan. Such statements include, but are not limited to, statements with regard to the outcome of the proposed Offer, any statements about cost synergies, revenue benefits or integration costs, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as "will", "intend", "estimate", "expect", "anticipate", "believe" and "envisage". By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Rio Tinto or Alcan. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the proposed Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Alcan's most recent periodic and current reports on Form 10-K, 10-Q or 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Nothing in this announcement should be interpreted to mean that the future earnings per share of Rio Tinto will necessarily match or exceed its historical published earnings per share.

Other than in accordance with their legal and regulatory obligations (including, in the case of Rio Tinto, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Rio Tinto nor Alcan is under any obligation and each of Rio Tinto and Alcan expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.